Exhibit 99.2

TRANSLATED FROM THE FRENCH

FLAMEL TECHNOLOGIES
Société Anonyme with a stated capital of 2,608,783.07 euros
Principal Office :
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)

379 001 530 R.C.S. LYON

DRAFT RESOLUTIONS TO BE SUBMITTED TO THE EXTRAORDINARY GENERAL
MEETING OF SHAREHOLDERS DATED MARCH 4TH, 2005

FIRST RESOLUTION

After having heard a reading of the report of the Board of Directors and of the special report of the Statutory Auditor, the General Shareholders’ Meeting decides to authorize the Board of Directors, for a term of thirty eight months, to grant, in one or several times, in accordance with Articles L. 225-177 et seq. of the Commercial Code, for the benefit of employees of the Company or of some of them, as well as for the benefit of executive officers, as referred to in Article L. 225-185 paragraph 4 of the Commercial Code, a maximum number of one million five hundred thousand (1,500,000) options giving right to the subscription for shares of the Company to be issued as capital increase of the Company.

After having taken cognizance of the report of the Board of Directors, the General Shareholders’ Meeting decides that each option shall entitle to the subscription for one share of the Company and that the subscription price of each share by the beneficiary(ies) of the options, which shall be determined by the Board of Directors on the date when such options are granted by the Board, will be the market price for the share, in the form of ADS, on the NASDAQ, on the day preceding the date of the meeting of the Board of Directors, provided that such price shall not be less than 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding the meeting. In this case, the price for the share shall be equal or superior to 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding the meeting.

The price of the shares, thus determined by the Board of Directors, may not subsequently be modified during the option period. However, in accordance with Article L. 225-181 paragraph 2 of the Commercial Code, when the Company conducts a share capital redemption or a share capital reduction, a change in the profit distribution, a free allocation of shares, an incorporation of reserve, profit, share premium to the share capital, a distribution of reserves or any issue of shares or of securities giving right to the allocation of shares with a preferential right to subscribe shares reserved to the shareholders, the Company shall take all necessary measures to protect the interests of the options beneficiaries pursuant to article L. 228-99 of the Commercial Code.

The General Shareholders’ Meeting decides that the options shall be exercised within a maximum ten-year term as from the date they were granted by the Board of Directors.

The General Shareholders’ Meeting decides to authorize the Board of Directors and to grant it all powers in order to:

•	set the terms and conditions of grant of the options, freely determine the beneficiaries of such options, subject to the provisions of applicable laws and regulations, and, within such framework, if it considers it appropriate, set the obligation for each beneficiary to be an employee of the Company and/or of the companies referred to in Article L. 225-180-I of the Commercial Code, and/or to be an officer of the Company within the meaning of Article L. 225-185 paragraph 4 of the Commercial Code, at the time of the exercise of the options;

•	set, if it considers it appropriate, a period of untransferability of the subscribed shares, in accordance with the conditions provided by applicable laws and regulations,

•	set the subscription price of the shares to which the options thus granted give right, in accordance with the terms and conditions determined by the Extraordinary General Shareholders’ Meeting,

•	set the exercise period(s) of the options thus granted, subject to the prohibitions and/or limitations provided by applicable laws and regulations and the by-laws in this regard, at the times that it will deem to be appropriate.

The General Shareholders’ Meeting decides to authorize the Board of Directors and to grant it all powers for the purpose of issuing a maximum of 1,500,000 shares with an approximate nominal value of 0.1219 euros, and accordingly, increasing the share capital in a maximum nominal amount of 182,940 euros.

The General Shareholders’ Meeting acknowledges that, in accordance with Article L. 225-178 paragraph 1 of the Commercial Code, the authorization thus granted to the Board of Directors entails, for the benefit of options beneficiaries, express waiver, by the shareholders, of the preferential right to subscribe for the shares that will be issued subsequently to the exercise of options.

The General Shareholders’ Meeting accordingly decides to authorize the Board and to grant it all powers in order to:

(i)	Receive the subscriptions and related payments,

(ii)	Deposit the funds in a bank account in accordance with the law,

(iii)	Acknowledge the number of shares issued as a consequence of the exercises of the options granted, in accordance with the provisions of Article L. 225-178 paragraph 3 of the Commercial Code, to amend the by-laws accordingly and, more generally,

(iv)	Take all measures necessary to implement the capital increase and complete all formalities required by law.

SECOND RESOLUTION

After having taken cognizance of the Board of Directors’ report and of the Statutory Auditors’ special report, the General Shareholders’ Meeting decides to proceed with the issuance of 40,000 warrants (BSA) pursuant to the provisions of article L.228-91 et seq. of the Commercial Code for a subscription price of 0.01 euro each, each warrant (BSA) giving its holder, subject to the terms and conditions set forth hereafter, the right to subscribe, for each warrant, to one share of the Company for an exercise price which shall be the market price for the share, in the form of ADS, on NASDAQ, on the closing of the trades on March 3rd, 2005, provided that such price shall not be less than 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding such meeting. In this case, the price for the share shall be equal or superior to 80% of the average of the market price for the share on NASDAQ, in the form of ADS, during the last twenty trading days preceding the meeting

The General Shareholders’ Meeting decides, pursuant to article L.228-91 paragraph 4 of the Commercial Code, that the warrants (BSA) and the shares to which these warrants (BSA) give right can only be negotiated and transferred together.

The General Shareholders’ Meeting decides that, as of, the issuance date of the warrants (BSA), the Company will be entitled to:

               - conduct any change in its corporate organization;

               - conduct any change in its corporate purpose,

               - change the allocation rule of its profits and to redeem its share capital, subject to the Company taking all the necessary measures to protect the warrants holders pursuant to article L.228-99 of the Commercial Code,

               - issue preferred shares subject to the Company taking all the necessary measures to protect the warrants holders pursuant to article L.228-99 of the Commercial Code.

The General Shareholders’ Meeting decides that, in the event the Company issues, under any circumstances, new shares with a preferential right to subscribe reserved to its shareholders, or if the Company conducts a distribution of its reserves, in cash or in kind, and of its share premiums or if the Company changes the allocation of its profits through the issuance of preferred shares, the Company will take all the necessary measures to protect the interests of the warrants holders pursuant to the provisions of article L.228-99 of the Commercial Code.

The General Shareholders’ Meeting decides that, in the case of a capital reduction, motivated or not by losses, and conducted through either a decrease of the par value of the shares or a decrease of the number of shares, the warrants holders’ rights will be decreased accordingly as if they had been exercised before the date when the capital decrease has become final.

The General Shareholders’ Meeting acknowledges that, pursuant to the provisions of article L. 228-103 et seq. of the Commercial Code, the warrants holders will all be grouped together in order to defend their common interests, in an assembly (a “masse”) with a civil personality. General warrants holders meetings will be convened to authorize any changes in the issuance terms and conditions and to decide on any decision regarding the conditions of subscription or allocation of the shares as set forth at the time issuance took place. Each warrant will give access to one voting right. The conditions regarding the quorum and the majority will be those determined in the second and third paragraph of article L. 225-98 of the Commercial Code. The expenses incurred in connection with such meetings, as well as, generally, any expenses in connection with the assembly (“masse”) will be borne by the Company.

The General Shareholders’ Meeting decides to reserve the total subscription for these warrants (BSA), provided that the following resolution is adopted, to the following beneficiaries, all three of whom are members of the Scientific Advisory Board of the Company:

               - Professor Christian Trepo for 20,000 warrants,

               - Professor Gilles De Gennes for 10,000 warrants,

               - Professor Jean Marie Lehn for 10,000 warrants.

The General Shareholders’ Meeting decides that these warrants (BSA) may only be exercised (i) provided that their holders are still members of the Scientific Advisory Board of the Company on the day of such exercise, and (ii) by installments of 25%, in the following manner:

               - 25%: as from the day of the approval by the General Shareholders’ meeting set on March 4th, 2005

               - 25%: as from March 4th, 2006,

               - 25%: as from March 4th, 2007,

               - 25%: as from March 4th, 2008,

and the exercise period will be closed on January 3rd 2010, in other words, 2 months before the final date for issuing the shares, subject to the approval of the Fourth resolution below.

The General Shareholders’ Meeting decides to settle the subscription period for these warrants (BSA) as commencing on the day of this General Shareholders’ Meeting and closing on April 29, 2005.

The General Shareholder’s Meeting decides to grant all powers to the Board of Directors and its Chairman in order to proceed with the implementation and completion of this operation and, notably, gathering the subscriptions and payments in respect of the subscription for the aforementioned warrants (BSA).

THIRD RESOLUTION

As a result of the adoption of the preceding resolution and having heard a reading of the Board of Directors’ report and of the Statutory Auditors’ special report, the General Shareholders’ Meeting decides to cancel the preferential right of the shareholders, warrant (BSA) holders and all of the holders of any other securities giving access the share capital, to subscribe for 40,000 warrants (BSA) referred to in the previous resolution, for the benefit of the following beneficiaries, all three of whom are members of the Scientific Advisory Board:

               - Professor Christian Trepo for 20,000 warrants (BSA),

               - Professor Gilles De Gennes for 10,000 warrants (BSA),

               - Professor Jean Marie Lehn for 10,000 warrants (BSA).

FOURTH RESOLUTION

As a result of the adoption of the two preceeding resolutions, the General Shareholder’s Meeting decides to authorize the Board to proceed with the issuance of a maximum of 40,000 new ordinary shares of an approximate nominal value of 0.1219 euro each, that is, a capital increase of a maximum nominal amount of 4.879 euros and grant the Board all powers to this effect, notably, in order to:

(i)	Set the dates for the commencement and close of the subscription period;

(ii)	Receive the subscriptions;

(iii)	Close the subscription period once all of the subscriptions have been gathered;

(iv)	Receive the payments;

(v)	Deposit the funds in a bank account in accordance with the law;

(vi)	Amend the bylaws as a result, and more generally;

(vii)	Take all measures necessary to implement the capital increase and complete all formalities required by law.

The General Shareholders Meeting decides that these shares shall be issued within a maximum five-year period as from the date of the General Shareholders’ Meeting.

In accordance with Article L. 225-132 paragraph 2 of the Commercial Code, the shareholders expressly waive, for the benefit of the holders of the above-mentioned 40,000 warrants, their preferential right to subscribe for new shares which will be issued as a result of the exercise of the subscription right in connection with the said warrants (BSA), newly issued for the benefit of Messrs. Trépo, De Gennes and Lehn.

FIFTH RESOLUTION

The General Shareholders’ Meeting, having heard a reading of a report of the Board of Directors and of the special report of the Statutory Auditors’, and voting in accordance with the provisions of Articles L. 225-129-6 and L. 225-138-1 of the Commercial Code, authorizes the

Board of Directors and delegates to it the powers necessary to increase the share capital, in one or several times, in a maximum nominal amount of 1% of the Company’s share capital, by the issuance of new shares at par value to be paid in cash and reserved to the Company’s employees having subscribed to a company savings plan.

The General Shareholders’ Meeting decides to cancel, in favor of those employees, the preferential subscription rights of the shareholders, the holders of warrants and holders of any other securities giving access the share capital to be issued for cash under this resolution.

This authorization is granted for a term of 26 months as of the day of this meeting.

The General Shareholders’ Meeting decides that the subscription price per share for the shares issued, shall be determined by the Board of Directors in accordance with Article L. 443-5 of the Labor Code, under the supervision of the statutory auditor.

The General Shareholders’ Meeting authorizes the Board and grants it all powers to implement this resolution in accordance with applicable laws and regulations, and in particular to:

•	increase the share capital in a maximum nominal amount of 1% of the share capital, i.e., 26,087.83 euros, at its sole discretion and in one or several times, by way of the issuance of new shares at their par value, which will have to be fully paid-up upon subscription,

•	settle the amount of the subscription price, in accordance with the conditions set forth in Article L. 443-5 of the French Labor Code, under the supervision of the statutory auditor, and the number of shares granted to each beneficiary, pursuant to Article L. 225-138 of the Commercial Code,

•	set the dates of commencement and close of subscriptions,

•	inform the Company’s employees, close the subscriptions in advance once all of the new shares have been subscribed,

•	receive the payments, deposit the funds in accordance with the law, and

•	amend the bylaws accordingly, take all necessary steps, proceed with formalities required by law.

SIXTH RESOLUTION

The General Shareholders’ Meeting hereby grants all powers to the holder of an original, an excerpt or a copy thereof, to accomplish all publications, registrations or other formalities required by law.